                                                                        www.umc.com

Exhibit

Exhibit            Description

99.1                 Announcement on 2022/07/27: Announcement of board meeting approved the consolidated financial statements for the second quarter of 2022

99.2                 Announcement on 2022/07/27: The board meeting approved capital budget execution

99.3                 Announcement on 2022/07/27: UMC announced its operating results for the second quarter of 2022

Exhibit 99.1

Announcement of board meeting approved the consolidated financial statements for the second quarter of 2022

1. Date of submission to the board of directors or approval by the board of directors: 2022/07/27

2. Date of approval by the audit committee: 2022/07/27

3. Start and end dates of financial reports or annual self-assessed financial information of the reporting period (XXXX/XX/XX~XXXX/XX/XX): 2022/01/01~2022/06/30

4. Operating revenue accumulated from 1/1 to end of the period (thousand NTD): 135,477,960

5. Gross profit (loss) from operations accumulated from 1/1 to end of the period (thousand NTD): 60,976,507

6. Net operating income (loss) accumulated from 1/1 to end of the period (thousand NTD): 50,498,191

7. Profit (loss) before tax accumulated from 1/1 to end of the period (thousand NTD): 49,225,388

8. Profit (loss) accumulated from 1/1 to end of the period (thousand NTD): 41,556,067

9. Profit (loss) during the period attributable to owners of parent accumulated from 1/1 to end of the period (thousand NTD): 41,134,351

10. Basic earnings (loss) per share accumulated from 1/1 to end of the period (NTD): 3.35

11. Total assets end of the period (thousand NTD): 499,754,142

12. Total liabilities end of the period (thousand NTD): 216,506,564

13. Equity attributable to owners of parent end of the period (thousand NTD): 282,882,332

14. Any other matters that need to be specified: NA

Exhibit 99.2

The board meeting approved capital budget execution

1. Date of the resolution of the board of directors or shareholders meeting: 2022/07/27

2. Content of the investment plan: capital budget execution

3. Projected monetary amount of the investment: NTD 3,954 million

4. Projected date of the investment: by capital budget plan

5. Source of capital funds: working capital

6. Specific purpose: capacity deployment

7. Any other matters that need to be specified: none

Exhibit 99.3

UMC announced its operating results for the second quarter of 2022

1. Date of occurrence of the event: 2022/07/27

2. Company name: UNITED MICROELECTRONICS CORPORATION

3. Relationship to the Company (please enter “head office” or “subsidiaries”): head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence:

UMC Reports Second Quarter 2022 Results

Q2 GM climbs to 46.5% as 1H 2022 operating income reaches NT$50.5bn

Second Quarter 2022 Overview:

‧Revenue: NT$72.06 billion (US$2.43 billion)

‧Gross margin: 46.5%; Operating margin: 39.1%

‧Revenue from 22/28nm: 22%

‧Capacity utilization rate: 100%+

‧Net income attributable to shareholders of the parent: NT$21.33 billion (US$718 million)

‧Earnings per share: NT$1.74; earnings per ADS: US$0.293

Taipei, Taiwan, ROC – July 27, 2022 – United Microelectronics Corporation (NYSE: UMC; TWSE: 2303) (“UMC” or “The Company”), a leading global semiconductor foundry, today announced its consolidated operating results for the second quarter of 2022.

Second quarter consolidated revenue was NT$72.06 billion, increasing 13.6% QoQ from NT$63.42 billion in 1Q22. Compared to a year ago, 2Q22 revenue grew 41.5% YoY from NT$50.91 billion in 2Q21. Consolidated gross margin for 2Q22 reached 46.5%. Net income attributable to the shareholders of the parent was NT$21.33 billion, with earnings per ordinary share of NT$1.74.

Jason Wang, UMC co-president, said, “In the second quarter, we delivered results in line with guidance, thanks to continuous strong demand for UMC’s differentiated processes across our end markets. Overall wafer shipments rose 4.3% from the previous quarter, while higher average selling price and a favorable foreign exchange rate lifted second-quarter gross margin to 46.5%. Revenue from our 22/28nm portfolio increased 29% sequentially, driven by the additional capacity at Fab 12A P5 that came online during the second quarter. We are confident in the long-term growth prospects of our 22/28nm business, which now represents 22% of UMC’s overall wafer revenue, and has demonstrated solid traction for OLED display drivers, image processors, WiFi, and automotive applications. As structural trends drive semiconductor content increase in end devices from smartphones to automobiles, it is our conviction that 28nm is a long-

lasting node that will be important for many existing and emerging applications for years to come.”

Co-president Wang said, “Going into the third quarter, we expect our business to remain firm. While cooling demand for smartphones, PCs, and consumer electronics may pose some short-term fluctuations, we are actively working with customers to adjust their product mix. Coming off a super cycle over the past two years, the semiconductor industry is now in a period of inventory correction. We believe UMC’s comprehensive portfolio of differentiated, leading specialty technologies and strong partnerships with leading customers will help us navigate the cyclical macro environment.”

Co-president Wang added, “Moving onto our progress in sustainability, we are pleased to become the first semiconductor foundry globally to have emissions reduction targets validated by the Science Based Targets initiative (SBTi), the leading body that independently assesses emissions targets of companies and ensure they align with the latest climate science. This reflects UMC’s commitment to accountability and confirms our roadmap to achieve our net-zero pledge. According to our roadmap, we will systematically lower direct emissions from our operations, indirect emissions from our electricity usage, as well as emissions from our value chain in order to minimize the environmental footprint of our operations and products.”

Third Quarter 2022 Outlook & Guidance

‧Wafer Shipments: To remain flat

‧ASP in USD: To remain flat

‧Gross Profit Margin: To be in the mid-40% range

‧Capacity Utilization: 100%

‧2022 CAPEX: US$3.6 billion

6. Countermeasures: N/A

7. Any other matters that need to be specified: N/A